August 15, 2011
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:       Mr. Craig Wilson, Senior Assistant Chief Accountant

Re:	Vocus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011 File No. 000-51644
Dear Mr. Wilson:
On behalf of Vocus, Inc. (the “Company”), the Company hereby requests an extension of time to respond to the Staff’s letter dated August 3, 2011 relating to the above referenced filing. The Company respectfully requests an extension of time to respond to the Comment Letter due to certain of the Company’s personnel and outside accounting advisors whose input is necessary in order to fully consider and respond to the Staff’s comments are currently unavailable due to vacation commitments and other scheduling issues. The Company intends to submit its response to the Staff no later than August 31, 2011. Thank you for your consideration in this matter.
Please do not hesitate to call me (301) 683-6002 should have any questions.

Sincerely,

/s/ Stephen Vintz

Stephen Vintz
Chief Financial Officer and
Executive Vice President

cc:	Richard Rudman, Chief Executive Officer, President and Chairman, Vocus, Inc. Jason Simon, Greenberg Traurig, LLP Rene Salas, Ernst & Young LLP